                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          AMERICAN ELECTROMEDICS CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   025569-203
--------------------------------------------------------------------------------
                                (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 15, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP No.     025569-203            SCHEDULE 13D       Page  2   of  10  Pages
         ---------------------                              ----    ----

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Liviakis Financial Communications, Inc.  68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO, WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       1,231,371
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        ---
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      1,231,371
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  ---
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              1,231,371
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              16.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     025569-203            SCHEDULE 13D       Page  3   of  10  Pages
         ---------------------                              ----    ----

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
              John M. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO, PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       10,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        1,231,371
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      10,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  1,231,371
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              1,241,371
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              16.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     025569-203            SCHEDULE 13D       Page  4   of  10  Pages
         ---------------------                              ----    ----

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
              Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        1,231,371
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  1,231,371
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              1,231,371
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                           [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              16.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.     025569-203            SCHEDULE 13D       Page  5   of  10  Pages
         ---------------------                              ----    ----

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
              Robert B. Prag
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       397,457
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        1,231,371
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      397,457
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  1,231,371
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              1,628,828
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                          [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
              21.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by American Electromedics Corp., a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

         LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amended Schedule 13D is being filed to report (i) 1,231,371 shares of Common Stock held by LFC on January 8, 1999, (ii) 10,000 shares of Common Stock held by JML on January 8, 1999, and (iii) 397,457 shares of Common Stock held by RBP on January 8, 1999.

         Pursuant to a Consulting Agreement dated February 19, 1998 and effective as of March 16, 1998 between the Corporation and LFC (the "Consulting Agreement"), the Corporation on or about March 16, 1998 issued (i) 750,000 shares of Common Stock to LFC, (ii) 250,000 shares of Common Stock to RBP, (iii) a Common Stock Purchase Warrant to purchase up to 750,000 shares of Common Stock to LFC (the "LFC Warrant"), and (iv) a Common Stock Purchase Warrant to purchase up to 250,000 shares of Common Stock to RBP (the "RBP Warrant" and collectively with the LFC Warrant, the "Warrants"). The Warrants were exercisable from March 16, 1998 through March 16, 2002 at an exercise price of $1.00 per share. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is Exhibit "A" to this Schedule 13D.

         Between March 23 and March 26, 1998, LFC purchased 39,000 shares of Common Stock in the open market for aggregate consideration of $182,846.11. The source of funds for such purchase was LFC's working capital.

         On April 21, 1998, JML purchased 10,000 shares of Common Stock in the open market for aggregate consideration of $35,804.09. The source of funds for such purchase was JML's personal funds.

         On December 15, 1998, LFC and RBP engaged in "cashless" exercises of the LFC Warrant and the RBP Warrant. In lieu of paying the $750,000 aggregate cash exercise price for the 750,000 shares that could be purchased pursuant to the LFC Warrant, LFC directed the Corporation to retain 307,629 of the shares, having a market value of $750,000, as consideration for the exercise of the LFC Warrant and to issue to LFC the balance of 442,371 shares of Common Stock. In lieu of paying the $250,000 aggregate cash exercise price for the 250,000 shares that could be purchased pursuant to the RBP Warrant, RBP directed the Corporation to retain 102,543 of the shares, having a market value of $250,000, as consideration for the exercise of the RBP Warrant and to issue to RBP the balance of 147,457 shares of Common Stock.

4.       PURPOSE OF TRANSACTION.

         An aggregate of 1,000,000 shares of Common Stock and the Warrants were issued to LFC and RBP pursuant to the Consulting Agreement in consideration for consulting services to be performed by LFC for the Corporation.

         LFC, JML and RBP have acquired and intend to hold the shares of Common Stock they respectively acquired for investment purposes. LFC, JML, RAL and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

         LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC has the sole power to direct the vote or disposition of the 1,231,371 shares of Common Stock owned by LFC. LFC would exercise its power to direct the vote or disposition of such shares through its officers and directors, JML, RBP and RAL. JML has the sole power to direct the vote or disposition of the 10,000 shares of Common Stock owned by JML. RBP has the sole power to direct the vote or disposition of the 397,457 shares of Common Stock owned by RBP.

         LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP. LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML. RBP disclaims any beneficial interest in any shares of Common Stock owned by LFC, other than such beneficial interest as arises out of RBP's service as an officer and director of LFC.

         The 1,231,371 shares of Common Stock that LFC owns, and as to which LFC has the sole power to direct the vote or disposition, represent approximately 16.1% of that class of securities. The 10,000 shares of Common Stock that JML owns, and as to which JML has the sole power to direct the vote or disposition, represent approximately 0.1% of that class of securities. The 397,457 shares of Common Stock that RBP owns, and as to which RBP has the sole power to direct the vote or disposition, represent approximately 5.2% of that class of securities. In each case, the calculation of the percentage of Common Stock is based on the 7,071,136 shares of Common Stock reported by the Corporation to be outstanding as of December 8, 1998 in its Annual Report on Form 10-KSB for the fiscal year ended July 31, 1998, as adjusted to give effect to the issuance of shares after such date upon exercise of the Warrants.

         During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than with respect to the exercise of the Warrants as described herein.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Corporation entered into the Consulting Agreement with LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from March 15, 1998 through March 15, 1999. In the Consulting Agreement and in the Warrants, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock registered under the Securities Act of 1933, as amended. Except for the Consulting Agreement and the Warrants, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated February 19, 1998 and effective as of March 16, 1998, by and between the Corporation and LFC.

         Exhibit B - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to LFC.

         Exhibit C - Common Stock Purchase Warrant dated March 15, 1998 issued by the Corporation to RBP.

         Exhibit D - Agreement of LFC and RBP pursuant to Rule 13d-1(f).

         Exhibit E - Agreement of LFC, JML, RAL and RBP pursuant to Rule
13d-1(f).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1999                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                         By:/S/JOHN M. LIVIAKIS
                                            ------------------------------
                                            John M. Liviakis, President


                                            /S/JOHN M. LIVIAKIS
                                         ---------------------------------
                                               John M. Liviakis


                                            /S/RENEE A. LIVIAKIS
                                         ---------------------------------
                                               Renee A. Liviakis


                                            /S/ROBERT B. PRAG
                                         ---------------------------------
                                               Robert B. Prag

                                   EXHIBIT "E"
                             JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis, Renee A. Liviakis and Robert B. Prag (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of American Electromedics Corp., a Delaware corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement this eighth day of January, 1999.


                                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                         By:   /S/JOHN M. LIVIAKIS
                                            -------------------------------
                                               John M. Liviakis, President


                                               /S/JOHN M. LIVIAKIS
                                         ----------------------------------
                                                  John M. Liviakis


                                               /S/RENEE A. LIVIAKIS
                                         ----------------------------------
                                                  Renee A. Liviakis


                                               /S/ROBERT B. PRAG
                                         ----------------------------------
                                                  Robert B. Prag